Exhibit 99.3

TECHCREATE GROUP LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

	As at December 31,	As at June 30,
	2024	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	US$
ASSETS
Current Assets
Deferred Cost	576,562	312,458	244,911
Contract Assets	145,383	65,680	51,481
Accounts and Other Receivable	276,734	110,930	85,950
Amount Due from Shareholders	4,900	4,900	3,841
Amount Due from Related Party	11,772	-	-
Cash and Cash Equivalents	1,205,951	1,305,991	1,023,664
Deferred Offering Costs	457,718	711,848	557,962
Total Current Assets	2,679,020	2,511,807	1,968,809

Non-Current Assets
Property, Plant and Equipment, net	7,929	6,438	5,046
Right-of-Use Assets – Operating Leases	83,288	62,699	49,145
Deferred Cost	57,400	96,014	75,258
Total Non-Current Assets	148,617	165,151	129,449
TOTAL ASSETS	2,827,637	2,676,958	2,098,258

Commitments and Contingencies	-	-	-

LIABILITIES
Current Liabilities
Contract Liabilities	981,651	660,699	517,870
Account and Other Payables	100,653	363,183	284,672
Amount Due to Directors	14,907	3,646	2,858
Operating Lease Liability	39,815	37,890	29,699
Income Tax Payables	277	260	204
Working Capital Loans	151,714	156,155	122,398
Total Current Liabilities	1,289,017	1,221,833	957,701

Non-Current Liabilities:
Operating Lease Liability	47,233	28,742	22,529
Contract Liabilities	8,247	49,293	38,636
Working Capital Loans	608,416	503,249	394,458
Total Non-Current Liabilities	663,896	581,284	455,623
TOTAL LIABILITIES	1,952,913	1,803,117	1,413,324

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares, US$0.0002 par value, 225,000,000 shares authorized, 14,927,250 shares issued and outstanding as of December 31, 2024 and June 30, 2025 respectively.*	-	-	-
Class B Ordinary Shares, US$0.0002 par value, 25,000,000 shares authorized, 2,572,750 share issued and outstanding as of December 31, 2024 and June 30, 2025 respectively.*	-	-	-
Additional Paid-in Capital	1,351,540	1,351,540	1,059,367
Accumulated Other Comprehensive Loss	(7,875)	11,389	8,924
Retained Earnings/ (Accumulated Losses)	(468,941)	(489,088)	(383,357)
Total Shareholders’ Equity	874,724	873,841	684,934
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,827,637	2,676,958	2,098,258

TECHCREATE GROUP LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For the six months ended June 30,
	2024	2025	2025
	S$	S$	US$
Revenue	1,754,439	1,936,539	1,507,856
Cost of revenue	(740,039)	(571,893)	(445,296)
Gross profit	1,014,400	1,364,646	1,062,560

Selling and distribution expenses	(106,054)	(109,739)	(85,447)
Research and development expenses	(84,350)	-	-
General and administrative expenses	(1,090,100)	(1,199,192)	(933,836)
Total operating expenses	(1,280,504)	(1,308,931)	(1,019,283)

Profit / (loss) from operations	(266,104)	55,715	43,277
Other income (expenses)
Other income	12,787	7,247	5,643
Interest expense	(16,315)	(28,409)	(22,120)
Total other income (expenses)	(3,528)	(21,162)	(16,477)
Income/ (Loss) before income tax	(269,632)	34,533	26,800
Income tax expense	(84,286)	(54,699)	(42,591)
Net loss	(353,918)	(20,146)	(15,791)

Other comprehensive loss, net of tax
Currency translation differences arising from consolidation	(2,539)	11,389	8,924
Net comprehensive loss	(356,457)	(8,757)	(6,867)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.0200)	(0.0005)	(0.0004)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted*	17,500,000	17,500,000	17,500,000

TECHCREATE GROUP LTD

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

For the six months ended June 30, 2024

	Class A Ordinary Shares		Class B Ordinary Shares		Additional	Retained earnings/	Accumulated other
	Number of shares*	Amount	Number of shares*	Amount	paid-in capital	(Accumulated losses)	comprehensive loss	Total equity
		S$		S$	S$	S$	S$	S$
Balance as at December 31, 2023	14,927,250	-	2,572,750	-	109,800	543,885	(2,157)	651,528
Net loss	-	-	-	-	-	(353,918)	-	(353,918)
Foreign currency translation	-	-	-	-	-	-	(382)	(382)
Balance as at June 30, 2024	14,927,250	-	2,572,750	-	109,800	189,967	(2,539)	297,228

For the six months ended June 30, 2025

	Class A Ordinary Shares		Class B Ordinary Shares		Additional	Retained earnings/	Accumulated other
	Number of shares*	Amount	Number of shares*	Amount	paid-in capital	(Accumulated losses)	comprehensive loss	Total equity
		S$		S$	S$	S$	S$	S$
Balance as at December 31, 2024	14,927,250	-	2,572,750	-	1,351,540	(468,941)	(7,875)	874,724
Net loss	-	-	-	-	-	(20,147)	-	(20,147)
Foreign currency translation	-	-	-	-	-	-	19,264	19,264
Balance as at June 30, 2025	14,927,250	-	2,572,750	-	1,351,540	(489,088)	11,389	873,841

		US$		US$	US$	US$	US$	US$
Balance as at June 30, 2025	14,927,250	-	2,2572,750	-	1,059,367	(383,357)	8,924	684,934

TECHCREATE GROUP LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the six months ended June 30,
	2024	2025	2025
	S$	S$	US$
Cash flows from operating activities
Net loss	(353,919)	(20,146)	(15,791)

Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation	4,577	3,993	3,130
Operating lease expenses	9,617	20,976	16,441
Working capital loan interest	16,315	28,409	22,268
Changes in operating assets and liabilities
Deferred cost	161,345	225,490	176,744
Contract assets	44,050	79,703	62,473
Trade and other receivables	(240,353)	165,804	129,960
Amount due from directors	-	-	-
Amount due from related parties	56,887	11,772	9,227
Contract liabilities	(598,163)	(279,907)	(219,397)
Trade and other payables	(59,865)	262,530	205,777
Lease liabilities	(68,032)	(20,803)	(16,306)
Income tax payable	(75)	(17)	(13)
Net cash generated from/ (used in) operating activities	(1,027,616)	477,804	(374,512)

Cash flow from investing activities:
Acquisition of property, plant and equipment	(2,473)	(2,502)	(1,961)
Net cash used in investing activities	(2,473)	(2,502)	(1,961)

Cash flows from financing activities:
Dividend paid to equity holders	-	-	-
Amount due to shareholders	8,666	(11,261)	(8,827)
Repayment of working capital loans	(30,482)	(129,135)	(101,219)
Proceeds from working capital loans	850,000	-	-
Proceeds from issuance of shares	-	-	-
Deferred offering costs	-	(254,130)	(199,193)
Net cash (used in)/ generated from financing activities	828,185	(394,526)	(309,239)
Effects of changes in foreign exchange of cash	(382)	19,264	15,100
Net (decrease)/ increase in cash and cash equivalents	(201,904)	80,776	63,313
Cash and cash equivalents at beginning of financial year	997,845	1,205,951	945,251
Cash and cash equivalents at June 30, 2024	795,559	1,301,991	1,023,664

Supplemental cash flow information
Income taxes paid	(25,360)	-	(18,826)
Withholding taxes paid	(59,001)	(54,441)	-
Cash paid for interest	(16,315)	(28,409)	(22,268)
Capital contribution subscription receivable from shareholder	4,900	4,900	3,841